SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mobileye N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

N51488117

(CUSIP Number)

November 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Schedule 13G, Amendment No. 1, is being filed by the Reporting Persons to report that they have ceased to be the beneficial owners of more than five percent of the outstanding securities of the Issuer.

CUSIP No. N51488117	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS: Andrew C. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 10,004,445[1] shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 10,004,445[1] shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,004,445[1] shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.6[2]
12.	TYPE OF REPORTING PERSON (See Instructions): IN

[1]	Shares are held of record by Enterprise Holdings, Inc., a Missouri corporation, which is indirectly controlled by the Reporting Persons filing this Schedule 13G, Amendment No. 1 (“Schedule 13G/A”).
[2]	Based on 217,806,677 ordinary shares outstanding as of June 30, 2015 as reported in the Issuer’s Prospectus (the “Prospectus”) filed August 26, 2015 (Reg. No. 333-206573).

CUSIP No. N51488117	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS: Jo Ann T. Kindle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 10,004,445[3] shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 10,004,445[3] shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,004,445[3] shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.6[4]
12.	TYPE OF REPORTING PERSON (See Instructions): IN

[3]	Shares are held of record by Enterprise Holdings, Inc., a Missouri corporation, which is indirectly controlled by the Reporting Persons filing this Schedule 13G/A.
[4]	Based on 217,806,677 ordinary shares outstanding as of June 30, 2015 as reported in the Prospectus.

CUSIP No. N51488117	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS: Christine B. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 10,004,445[5] shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 10,004,445[5] shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,004,445[5] shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.6[6]
12.	TYPE OF REPORTING PERSON (See Instructions): IN

[5]	Shares are held of record by Enterprise Holdings, Inc., a Missouri corporation, which is indirectly controlled by the Reporting Persons filing this Schedule 13G/A.
[6]	Based on 217,806,677 ordinary shares outstanding as of June 30, 2015 as reported in the Prospectus.

CUSIP No. N51488117	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS: Carolyn Kindle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 10,004,445[7] shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 10,004,445[7] shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,004,445[7] shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.6[8]
12.	TYPE OF REPORTING PERSON (See Instructions): IN

[7]	Shares are held of record by Enterprise Holdings, Inc., a Missouri corporation, which is indirectly controlled by the Reporting Persons filing this Schedule 13G/A.
[8]	Based on 217,806,677 ordinary shares outstanding as of June 30, 2015 as reported in the Prospectus.

CUSIP No. N51488117	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS: Jack Taylor Family Voting Trust U/A/D 4/14/99
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 10,004,445[9] shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 10,004,445[9] shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,004,445[9] shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.6[10]
12.	TYPE OF REPORTING PERSON (See Instructions): OO

[9]	Shares are held of record by Enterprise Holdings, Inc., a Missouri corporation, which is indirectly controlled by the Reporting Persons filing this Schedule 13G/A.
[10]	Based on 217,806,677 ordinary shares outstanding as of June 30, 2015 as reported in the Prospectus.

CUSIP No. N51488117	Page 7 of 10 Pages

Item 1.

(a)	Name of Issuer:

Mobileye N.V.

(b)	Address of Issuer’s Principal Executive Offices:

Har Hotzvim

13 Hartom Street

Jerusalem 9777513, Israel

Item 2.

(a)	Name of Person Filing:

This Schedule 13G/A is being jointly filed by the following persons: the Jack Taylor Family Voting Trust U/A/D 4/14/99, a trust organized under the laws of the State of Missouri (the “Trust”), and Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor and Carolyn Kindle, as voting trustees under the Trust. Collectively, they are referred to herein as the “Reporting Persons.” The shares covered by this Schedule 13G/A are held of record by Enterprise Holdings, Inc., a Missouri corporation and wholly-owned subsidiary of The Crawford Group, Inc., a Missouri corporation (“Crawford”), which is controlled by the Reporting Persons.

Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement among the Reporting Persons that this Schedule 13G/A is filed on behalf of each of them. The Trust was established by Jack Taylor, the founder of Crawford. The individual Reporting Persons share voting and investment power with respect to the Trust.

(b)	Address of Principal Business Office or, if None, Residence:

The business address of each Reporting Person is:

600 Corporate Park Drive

St. Louis, Missouri 63105

(c)	Citizenship:

Andrew C. Taylor: United States

Jo Ann T. Kindle: United States

Christine B. Taylor: United States

Carolyn Kindle: United States

Trust: United States

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

N51488117

CUSIP No. N51488117	Page 8 of 10 Pages

Item 3.	If this Statement is filed pursuant to § 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 809-8)
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a-3)
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); (k) [ ]
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information in items 1 and 5-11 on each of the cover pages of this Schedule 13G/A is hereby incorporated by reference.

Enterprise Holdings, Inc. is the record holder of 10,004,445 ordinary shares of the Issuer, which represents approximately 4.6% of the outstanding ordinary shares. Enterprise Holdings, Inc. is a wholly-owned subsidiary of The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons. The voting and investment power over the shares covered by this Schedule 13G/A is shared by the Reporting Persons.

CUSIP No. N51488117	Page 9 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

Item 11.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated December 4, 2015

CUSIP No. N51488117	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2015

JACK TAYLOR FAMILY VOTING TRUST U/A/D 4/14/99

By	/s/ Andrew C. Taylor
Name: Andrew C. Taylor
Title: Voting Trustee

By	/s/ Christine B. Taylor
Name: Christine B. Taylor
Title: Voting Trustee

By	/s/ Carolyn Kindle
Name: Carolyn Kindle
Title: Voting Trustee

ANDREW C. TAYLOR /s/ Andrew C. Taylor

JO ANN T. KINDLE /s/ Jo Ann T. Kindle

CHRISTINE B. TAYLOR /s/ Christine B. Taylor

CAROLYN KINDLE /s/ Carolyn Kindle